Exhibit 99.1

Issued on behalf of RELX PLC and RELX NV

27 July 2017

INTERIM RESULTS FOR THE SIX MONTHS TO 30 JUNE 2017

RELX Group, the global professional information and analytics company, reports continued underlying growth in revenue, operating profit and earnings in the first half of 2017.

Highlights

•    Underlying revenue growth +4%; H1 reported total £3,718m/€4,313m

•    Underlying adjusted operating profit growth +5%; H1 total £1,154m/€1,339m

•    Adjusted EPS growth constant currency +8%; in sterling +19% to 40.5p (34.0p); in euro +8% to €0.470 (€0.435)

•    Reported operating profit £949m (£823m); €1,101m (€1,053m)

•    Reported EPS 34.0p (26.9p); €0.395 (€0.344)

•    Interim dividend growth: +14% to 11.70p for RELX PLC; +8% to €0.132 for RELX NV

•    Strong financial position & cash flow; leverage 2.4x EBITDA, pensions & lease adjusted (2.0x unadjusted)

•    £500m of share buybacks completed in H1, further £200m to be deployed in H2

Commenting on the results, Anthony Habgood, Chairman, said:

“Adjusted earnings per share in constant currencies and in euros grew at +8% in the first half of 2017 as RELX Group continued to execute well on its strategic priorities. Sterling adjusted earnings per share grew at +19% as a result of currency fluctuations. We have announced an interim dividend increase of +8% for RELX NV and +14% for RELX PLC.”

Chief Executive Officer, Erik Engstrom, commented:

“We achieved good underlying revenue growth in the first half of 2017, and continued to generate underlying operating profit growth ahead of revenue growth.”

“Our strategy is unchanged: Our number one priority remains the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers. We believe that the systematic evolution of our business has driven an improvement in our business profile and the quality of our earnings, with more predictable revenues, a higher growth profile, and improving returns.”

“As we enter the second half of 2017, key business trends are unchanged, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth in 2017.”

RELX Group 2017 I Interim Results 2

Operating and financial review

FINANCIAL RESULTS

Revenue of £3,718m/€4,313m; underlying growth +4%: The underlying growth rate reflects good growth in electronic and face-to-face revenues (90% of the total), and the further development of our analytics and decision tools, partially offset by continued print revenue declines.

Adjusted operating profit of £1,154m/€1,339m; underlying growth +5%: Growth expressed in sterling was +15%, and expressed in euros was +4%.

Reported operating profit: Reported operating profit, including amortisation of acquired intangible assets, was £949m (£823m) or €1,101m (€1,053m).

Interest and tax: Adjusted net interest expense was broadly unchanged at £87m (£83m) or €101m (€106m). Adjusted tax was £242m (£213m) or €281m (€273m). The adjusted effective tax rate was 22.7%, in line with full year 2016.

Adjusted EPS growth in constant currencies +8%: Adjusted EPS expressed in sterling was 40.5p (+19%), or €0.470 (+8%) expressed in euros. The difference in growth rates between the sterling and euro EPS reflects the movement in average exchange rates compared to the first half of 2016.

Reported EPS: Reported EPS expressed in sterling was 34.0p (26.9p), and expressed in euros was €0.395 (€0.344).

Dividend: We have announced an interim dividend increase of +14% to 11.70p for RELX PLC and +8% to €0.132 for RELX NV. The difference in growth rates between the two dividends reflects movement in the £/Euro exchange rate since July 2016.

The total full year dividend policy is unchanged. We will continue to grow the dividend broadly in line with adjusted earnings per share, subject to exchange rate considerations, whilst maintaining cover of at least two times over the longer term.

Net debt/EBITDA 2.4x on a pensions and lease adjusted basis (unadjusted 2.0x): Net debt was £5.0bn/€5.7bn at 30 June 2017. The adjusted cash flow conversion rate was 90% (89%), with capital expenditure as a percentage of revenues unchanged at 5%. For the full year we expect the cash conversion rate to be over 90%, in line with prior years.

Portfolio development: In the first half we completed four acquisitions of small content, data analytics and exhibition assets for a total consideration of £15m, and disposed of assets for £21m.

Share buybacks: We deployed £500m on share buybacks in the first half of 2017, and we intend to deploy a further £200m in the second half, bringing the full year total to the previously announced £700m. Of the £200m second half total £40m has already been completed since 1 July 2017.

FULL YEAR 2017 OUTLOOK

As we enter the second half of 2017, key business trends are unchanged, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth in 2017.

RELX Group 2017 I Interim Results 3

Operating and financial review

RELX GROUP FINANCIAL SUMMARY

	£			€
	Six months ended 30 June			Six months ended 30 June
	2017 £m	2016 £m	Change	2017 €m	2016 €m	Change	Underlying growth rates
Revenue	3,718	3,257	+14%	4,313	4,169	+3%	+4%

Adjusted operating profit	1,154	1,003	+15%	1,339	1,284	+4%	+5%
Adjusted operating margin	31.0%	30.8%		31.0%	30.8%

Reported operating profit	949	823	+15%	1,101	1,053	+5%

Adjusted net interest expense	(87)	(83)		(101)	(106)

Adjusted profit before tax	1,067	920	+16%	1,238	1,178	+5%

Adjusted tax	(242)	(213)		(281)	(273)
Non-controlling interests	(2)	(2)		(2)	(3)

Adjusted net profit	823	705	+17%	955	902	+6%

Reported net profit	691	558	+24%	802	714	+12%

Reported net margin	18.6%	17.1%		18.6%	17.1%

Adjusted earnings per share	40.5p	34.0p	+19%	€0.470	€0.435	+8%	+8%*

Reported earnings per share	34.0p	26.9p	+26%	€0.395	€0.344	+15%

Net borrowings	5,020	4,572		5,723	5,486

PARENT COMPANIES

	RELX PLC			RELX NV
Ordinary dividend per share	11.70p	10.25p	+14%	€0.132	€0.122	+8%

* Change at constant currencies

RELX Group uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 29. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and of assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2016 full year average and hedge exchange rates.

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

FORWARD-LOOKING STATEMENTS

This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: current and future economic, political and market forces; changes in law and legal interpretations affecting the Group’s intellectual property rights; regulatory and other changes regarding the collection, transfer or use of third party content and data; demand for the Group’s products and services; competitive factors in the industries in which the Group operates; compromises of our data security systems and interruptions in our information technology systems; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC and RELX NV with the US Securities and Exchange Commission.

RELX Group 2017 I Interim Results 4

Operating and financial review

BUSINESS AREA ANALYSIS

	£			€
	Six months ended 30 June			Six months ended 30 June
	2017 £m	2016 £m	Change	2017 €m	2016 €m	Change	Underlying growth rates
REVENUE
Scientific, Technical & Medical	1,171	1,056	+11%	1,358	1,352	0%	+2%
Risk & Business Analytics	1,074	898	+20%	1,246	1,149	+8%	+8%
Legal	845	754	+12%	980	965	+2%	+2%
Exhibitions	628	549	+14%	729	703	+4%	+6%

Total	3,718	3,257	+14%	4,313	4,169	+3%	+4%

ADJUSTED OPERATING PROFIT
Scientific, Technical & Medical	414	374	+11%	480	479	0%	+4%
Risk & Business Analytics	394	327	+20%	457	418	+9%	+8%
Legal	150	131	+15%	174	168	+4%	+9%
Exhibitions	203	178	+14%	236	228	+4%	+1%
Unallocated items	(7)	(7)		(8)	(9)

Total	1,154	1,003	+15%	1,339	1,284	+4%	+5%

RELX Group 2017 I Interim Results 5

Operating and financial review

Scientific, Technical & Medical

	£			€
	Six months ended 30 June			Six months ended 30 June
	2017 £m	2016 £m	Change	2017 €m	2016 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	1,171	1,056	+11%	1,358	1,352	0%	+1%	+2%

Adjusted operating profit	414	374	+11%	480	479	0%	+2%	+4%
Adjusted operating margin	35.4%	35.4%		35.4%	35.4%

83% of revenue electronic and face-to-face

Key business trends remained positive in the first half of 2017, with underlying profit growth slightly exceeding underlying revenue growth.

Underlying revenue growth was +2%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements.

Underlying adjusted operating profit growth of +4% was slightly ahead of revenue growth, with a small underlying margin improvement offset by exchange rate movements and portfolio effects.

In primary research, we continued to enhance customer value by providing broader content sets across our research offering, increasing the sophistication of our analytics, and evolving our technology platforms.

We continued to see good growth in databases & tools, as well as in electronic reference products across market segments.

The decline in print book revenues, which now represent less than 10% of divisional revenues, was in line with historical first half trends. Print pharma promotion revenues, which represent less than 5% of the divisional total, declined moderately.

Full year 2017 outlook: Our customer environment remains largely unchanged. Overall we expect another year of modest underlying revenue growth, with underlying operating profit growth continuing to exceed underlying revenue growth.

RELX Group 2017 I Interim Results 6

Operating and financial review

Risk & Business Analytics

	£			€
	Six months ended 30 June			Six months ended 30 June
	2017 £m	2016 £m	Change	2017 €m	2016 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	1,074	898	+20%	1,246	1,149	+8%	+7%	+8%

Adjusted operating profit	394	327	+20%	457	418	+9%	+8%	+8%
Adjusted operating margin	36.7%	36.4%		36.7%	36.4%

96% of revenue electronic and face-to-face

Underlying revenue growth remained strong across all key segments in the first half of 2017. Underlying profit growth broadly matched underlying revenue growth.

Underlying revenue growth was +8%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements.

Underlying adjusted operating profit growth broadly matched underlying revenue growth as we continued to pursue our organic development strategy. The margin improvement reflects a small positive effect from portfolio changes.

In Insurance we continued to drive growth through enhanced analytics, the extension of datasets, and by further expansion in adjacent verticals, in a US market environment that was not quite as favourable as in the first half of the prior year. The international initiatives continued to progress well.

In Business Services, further development of analytics that help our customers to detect and prevent fraud and to manage risk across the financial and corporate sectors continued to drive growth, in a positive US and international market environment.

Growth in the government and healthcare segments was driven by continued development of sophisticated analytics, and other Data Services continued to drive growth through organic development, and focus on the integration of recent acquisitions.

Full year 2017 outlook: The fundamental growth drivers of Risk & Business Analytics remain strong, and we expect underlying operating profit growth to broadly match underlying revenue growth.

RELX Group 2017 I Interim Results 7

Operating and financial review

Legal

		£			€
	Six months ended 30 June			Six months ended 30 June
	2017 £m	2016 £m	Change	2017 €m	2016 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	845	754	+12%	980	965	+2%	0%	+2%

Adjusted operating profit	150	131	+15%	174	168	+4%	0%	+9%
Adjusted operating margin	17.8%	17.4%		17.8%	17.4%

84% of revenue electronic and face-to-face

Underlying revenue growth in the first half of 2017 was in line with the prior year, with continued efficiency gains driving strong underlying operating profit growth.

Underlying revenue growth was +2%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and minor portfolio changes.

Underlying adjusted operating profit growth was +9%. The increase in operating profit margin reflects ongoing organic process improvement and decommissioning of systems which, together with currency movements, more than offset a lower profit contribution from joint ventures and other portfolio effects.

Electronic revenues saw continued growth, partially offset by print declines. The roll out of new platform releases across our US and international markets continued, with broader datasets and the continued expansion of early stage legal analytics.

US and European markets remained stable but subdued. Revenue from other international markets continued to grow well.

Full year 2017 outlook: Trends in our major customer markets are unchanged, continuing to limit the scope for underlying revenue growth. We expect underlying profit growth to remain strong.

RELX Group 2017 I Interim Results 8

Operating and financial review

Exhibitions

	£			€
	Six months ended 30 June			Six months ended 30 June
	2017 £m	2016 £m	Change	2017 €m	2016 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	628	549	+14%	729	703	+4%	+2%	+6%

Adjusted operating profit	203	178	+14%	236	228	+4%	+1%	+1%
Adjusted operating margin	32.3%	32.4%		32.3%	32.4%

100% of revenue face-to-face and electronic

Exhibitions achieved strong underlying revenue growth in the first half of 2017, in line with the first half of the prior year.

Underlying revenue growth was +6%. After portfolio changes and five percentage points of cycling and timing effects, constant currency revenue growth was +2%. The difference between the reported and constant currency growth rates reflects the impact of exchange rate movements.

Underlying adjusted operating profit growth was +1%, with first half margins essentially unchanged on the prior period.

We continued to pursue growth opportunities in the first half, launching 21 new events, completing two small acquisitions, and piloting data analytics opportunities.

Growth was good in Europe and moderate in the US. Japan and China grew strongly. Revenues in Brazil continued to reflect the general weakness of the wider economy. Most other markets continued to grow strongly.

Full year 2017 outlook: We expect underlying revenue growth trends to continue in line with the prior year. In full year 2017 we expect cycling out effects to decrease the reported revenue growth rate by around five percentage points.

RELX Group 2017 I Interim Results 9

Operating and financial review

FINANCIAL REVIEW: ADJUSTED FIGURES

	£
	Six months ended 30 June
	2017 £m	2016 £m	Change	Underlying growth rates
Adjusted figures
Revenue	3,718	3,257	+14%	+4%
Operating profit	1,154	1,003	+15%	+5%
Operating margin	31.0%	30.8%
Profit before tax	1,067	920	+16%
Net profit attributable to parent companies’ shareholders	823	705	+17%
Net margin	22.1%	21.6%

The Group’s condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 30 and 31 respectively.

RELX Group uses adjusted and underlying figures as additional performance measures. These measures are used by management, alongside the comparable GAAP measures, in evaluating the business performance. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 29. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and of assets held for sale. Underlying revenue growth rates also exclude exhibition cycling, and timing effects. Constant currency growth rates are based on 2016 full year average and hedge exchange rates.

Revenue

Underlying revenue growth was +4%, with all four business areas contributing to underlying growth. The underlying growth rate reflects good growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Aggregate portfolio changes and cycling effects reduced revenue by -1%, giving constant currency growth of +3%. The impact of currency movements was to increase revenue by +11%, principally due to the strengthening of the US dollar and the euro, on average, against sterling compared with the first half of 2016. Reported revenue, including the effects of exhibition cycling and timing, acquisitions and disposals and currency movements, was £3,718m (2016: £3,257m), up +14%.

Profit

Underlying adjusted operating profit grew ahead of revenue at +5%, reflecting the benefit of tight cost control across the Group. Portfolio changes reduced adjusted operating profit by -1%, giving constant currency growth of +4%. Currency effects increased adjusted operating profit by +11%. Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £1,154m (2016: £1,003m), up +15%.

Underlying operating costs were up +3%, reflecting investment in global technology platforms and the launch of new products and services, partly offset by continued process innovation. Actions were taken across our businesses to improve cost efficiency. Total operating costs, including the impact of acquisitions, disposals and currency effects, increased by +14%.

The overall adjusted operating margin of 31.0% was 0.2 percentage points higher than in the prior year. On an underlying basis, the margin improved by 0.5 percentage points with portfolio effects reducing the operating margin by 0.3 percentage points.

Adjusted net interest expense was £87m (2016: £83m), which excludes the net interest of £7m (2016: £7m) on the net defined benefit obligation. The increase primarily reflects higher net borrowings and currency effects, partly offset by a lower average interest rate.

RELX Group 2017 I Interim Results 10

Operating and financial review

Adjusted profit before tax was £1,067m (2016: £920m), up +16%.

The adjusted effective tax rate on adjusted profit before tax was 22.7%, in line with the rate for the full year 2016, but 0.4 percentage points lower than the 2016 first half rate of 23.1%. The adjusted effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The adjusted net profit attributable to shareholders of £823m (2016: £705m) was up +17%. Adjusted earnings per share were up +19% at 40.5p (2016: 34.0p) when expressed in sterling and up +8% at €0.470 (2016: €0.435) when expressed in euros. At constant rates of exchange, adjusted earnings per share increased by +8%.

Cash flows

	£
	Six months ended 30 June
	2017 £m	2016 £m
Adjusted cash flow conversion
Adjusted operating profit	1,154	1,003
Capital expenditure	(173)	(153)
Depreciation and amortisation of internally developed intangible assets	139	117
Working capital and other items	(85)	(75)

Adjusted cash flow	1,035	892

Cash flow conversion	90%	89%

Adjusted cash flow was £1,035m (2016: £892m), up +16% compared with the comparative prior period and up +3% at constant currencies. The rate of conversion of adjusted operating profit to adjusted cash flow was 90% (2016: 89%).

Capital expenditure was £173m (2016: £153m), including £154m (2016: £139m) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure, particularly in Legal and in Scientific, Technical & Medical. Depreciation and the amortisation of internally developed intangible assets was £139m (2016: £117m). Capital expenditure was 4.7% of revenue (2016: 4.7%). Depreciation and amortisation was 3.7% of revenue (2016: 3.6%).

	£
	Six months ended 30 June
	2017 £m	2016 £m
Free cash flow
Adjusted cash flow	1,035	892
Cash interest paid	(80)	(54)
Cash tax paid	(222)	(241)
Acquisition-related costs*	(11)	(10)

Free cash flow before dividends	722	587
Dividends	(523)	(464)

Free cash flow after dividends	199	123

*	Including cash tax relief

RELX Group 2017 I Interim Results 11

Operating and financial review

Free cash flow before dividends was £722m (2016: £587m). Ordinary dividends paid to shareholders in the period, being the 2016 final dividends, amounted to £523m (2016: £464m). Free cash flow after dividends was £199m (2016: £123m).

Tax paid, excluding tax relief on acquisition-related costs and disposals, of £222m (2016: £241m) decreased when compared with the prior period due to timing of payments. Net interest paid was £80m (2016: £54m), the increase on the prior period reflecting currency effects and timing of coupon payments. Payments made in respect of acquisition-related costs, excluding cash tax relief, amounted to £18m (2016: £15m).

	£
	Six months ended 30 June
	2017 £m	2016 £m
Reconciliation of net debt
Net debt at 1 January	(4,700)	(3,782)

Free cash flow post dividends	199	123
Net disposal proceeds/(payments)	1	(6)
Acquisition cash spend	(26)	(47)
Share repurchases	(500)	(502)
Purchase of shares by the Employee Benefit Trust	(21)	(21)
Other*	11	(6)
Currency translation	16	(331)

Movement in net debt	(320)	(790)

Net debt at 30 June	(5,020)	(4,572)

*	Cash tax relief on disposals, distributions to non-controlling interests, finance leases and share option exercise proceeds

Total consideration on acquisitions completed in the six months to 30 June 2017 was £15m (2016: £33m). Cash spent on acquisitions was £26m (2016: £47m), including deferred consideration of £4m (2016: £12m) on past acquisitions and spend on venture capital investments of £8m (2016: £3m).

Total consideration for the disposal of non-strategic assets in the six months to 30 June 2017 was £21m (2016: £7m). Net cash inflow after timing differences and separation and transaction costs was £1m (2016: £6m net cash outflow).

Share repurchases by the parent companies in the first half were £500m (2016: £502m). 16.8m RELX PLC shares were acquired at an average price of 1,572p, and 15.8m RELX NV shares were acquired at an average price of €17.33. In addition, the Employee Benefit Trust purchased shares of the parent companies to meet future obligations in respect of share based remuneration totalling £21m (2016: £21m). Proceeds from the exercise of share options were £21m (2016: £12m).

Debt

Net borrowings at 30 June 2017 were £5,020m, an increase of £320m since 31 December 2016. The effect of currency translation in the period on net borrowings when expressed in sterling was largely neutral.

Gross borrowings at 30 June 2017 amounted to £5,196m (31 December 2016: £4,843m). The fair value of related derivative assets was £16m (31 December 2016: liabilities of £19m). Cash and cash equivalents totalled £160m (31 December 2016: £162m). In aggregate, these give the net borrowings figure of £5,020m (31 December 2016: £4,700m).

RELX Group 2017 I Interim Results 12

Operating and financial review

The effective interest rate on gross borrowings was 3.4% in the first half of 2017, 0.4 percentage points lower than for the year ended 31 December 2016, reflecting the benefit of refinancing historic bonds that had higher rates of interest. As at 30 June 2017, gross borrowings had a weighted average life remaining of 4.8 years and a total of 42% of them were at fixed rates, after taking into account interest rate derivatives.

The ratio of net debt to 12-month trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 2.0x (30 June 2016: 1.9x; 31 December 2016: 1.8x). Incorporating the capitalisation of operating leases and the net pension deficit, in line with the approach taken by the credit rating agencies, the ratio was 2.4x (30 June 2016: 2.4x; 31 December 2016: 2.2x).

Pensions

Overall net pension obligations, i.e. pension obligations less pension assets, decreased to £522m (31 December 2016: £636m) reflecting strong asset returns. There was a deficit of £284m (31 December 2016: £393m) in respect of funded schemes, which were on average 94% funded at the end of the year on an IFRS basis. A past service credit of £42m was recognised in relation to changes to the UK scheme.

Liquidity

The Group has a $2.0bn committed bank facility, maturing in July 2020, which provides security of funding for short-term debt. At 30 June 2017, this facility was undrawn. In March 2017, €1.0bn in total of euro denominated fixed rate term debt was issued with coupons of 0.375% and 1.000% and maturities of four years and seven years, respectively. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements.

Additional performance measures

The Group uses adjusted figures, which are not defined by generally accepted accounting principles (“GAAP”) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable investors to more clearly track the core operational performance of the Group, by separating out items of income or expenditure relating to acquisitions, disposals and capital items, while providing our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities. Our management uses these additional performance measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and the individual business segments.

RELX Group 2017 I Interim Results 13

Operating and financial review

FINANCIAL REVIEW: REPORTED FIGURES

	£
	Six months ended 30 June
	2017 £m	2016 £m	Change
Reported figures
Revenue	3,718	3,257	+14%
Operating profit	949	823	+15%
Profit before tax	874	733	+19%
Net profit attributable to parent companies’ shareholders	691	558	+24%
Net margin	18.6%	17.1%

Reported operating profit, after amortisation of acquired intangible assets and acquisition-related costs, was £949m (2016: £823m).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, increased to £181 m (2016: £159m), primarily reflecting currency effects and acquisitions, partially offset by certain assets becoming fully amortised. Acquisition-related costs were £18m (2016: £16m).

Reported net finance costs of £94m (2016: £90m) include a charge of £7m (2016: £7m) in respect of the defined benefit pension schemes. Net pre-tax disposal gains were £19m (2016: £nil) arising largely from the sale of certain Risk & Business Analytics businesses. These gains are offset by an associated tax charge of £2m (2016: £nil).

The reported profit before tax was £874m (2016: £733m). The reported tax charge was £181m (2016: £173m). The reported net profit attributable to the parent companies’ shareholders was £691m (2016: £558m).

Reported earnings per share and dividends

Reported earnings per share was up 26% at 34.0p (2016: 26.9p) when expressed in sterling and was up +15% at €0.395 (2016: €0.344) when expressed in euros.

The interim dividends declared by the respective Boards are 11.70p per share for RELX PLC and €0.132 per share for RELX NV, +14% and +8% higher respectively compared with the prior year interim dividends. The difference in growth rates in the interim dividends reflects movement in the sterling/euro exchange rate since the prior year interim dividend announcement date.

Dividend cover, based on adjusted earnings per share for the 12 months to 30 June 2017 and the aggregate 2016 final and 2017 interim dividends, is 2.1x for RELX PLC and 2.1x for RELX NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (defined as the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

RELX Group 2017 I Interim Results 14

Operating and financial review

PRINCIPAL RISKS

The Audit Committee and Board has considered the principal risks and uncertainties which could affect RELX Group for the remainder of the financial year and consider these remain unchanged from those set out on pages 60 to 63 of the RELX Group Annual Reports and Financial Statements 2016. These are summarised below:

•	Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in the United States, Europe and other major economies, political uncertainties (including the potential consequences of the United Kingdom’s withdrawal from the European Union under Article 50 of the Treaty of Lisbon), acts of terrorism and civil unrest as well as levels of government and private funding provided to academic and research institutions.

•	Our products and services include and utilise intellectual property content. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to national legislative initiatives, as well as cross border initiatives such as those from the European Commission, and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

•	A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. Legal regulations, including the European Union’s General Data Protection Regulation (effective May 2018), relating to internet communications, privacy and data protection, e-commerce, information governance and use of public records are becoming more prevalent worldwide. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers.

•	Our Scientific, Technical and Medical (STM) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions.

•	Our businesses are dependent on the continued acceptance by our customers of our information-based analytics and decision tools and our other products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

•	Our businesses operate in highly competitive markets, and the means of delivering our products and services, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors and other factors. Failure to anticipate and quickly adapt to these changes could impact the competitiveness of our products and services and consequently adversely affect our revenue.

•	We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition, or lead to an impairment of goodwill.

RELX Group 2017 I Interim Results 15

Operating and financial review

•	Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms or networks experience a significant technology failure, interruption or security breach.

•	Our businesses maintain online databases and information, including public records and other personal information. As part of maintaining this information and delivering our products and services we rely on, and provide data to, third party service providers. These databases and information are susceptible to cyber attacks where external parties seek unauthorised access to our, or our users’, information.

Our cyber security measures, and the measures used by our third party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently, and may not be known until launched against us or our third party service providers, we may be unable to anticipate, or implement adequate measures to protect against these attacks. Compromises of our or our third party service providers’ systems or failure to comply with applicable legislation or regulatory or contractual requirements could adversely affect our financial performance, damage our reputation and expose us to risk of loss, litigation and increased regulation.

•	Our organisational and operational structures depend on outsourced and offshored functions, including use of Cloud based computing service providers. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

•	The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance.

•	We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The assets and obligations associated with those pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase future pension costs and funding requirements.

•	Our businesses operate globally and our earnings are subject to taxation in many different jurisdictions and at differing rates. The Organisation for Economic Co-operation and Development (OECD)’s reports on Base Erosion and Profit Shifting suggested a range of new approaches that national governments might adopt when taxing activities of multinational enterprises. As a result of the OECD project and other international initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our results.

•	The RELX Group consolidated financial statements are expressed in sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

RELX Group 2017 I Interim Results 16

Operating and financial review

•	As a world-leading provider of professional information solutions to the STM, risk & business analytics, legal, and exhibitions markets, we, our employees and major suppliers are expected to adhere to high standards of independence and ethical conduct, including those related to anti-bribery and principled business conduct. A breach of generally accepted ethical business standards or applicable statutes concerning bribery could adversely affect our business performance, reputation and financial condition.

•	Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

RELX Group 2017 I Interim Results 17

Condensed consolidated financial statement

Condensed consolidated income statement

			£
Year ended 31 December			Six months ended 30 June
2016 £m		Note	2017 £m	2016 £m
6,895	Revenue	2	3,718	3,257
(2,488)	Cost of sales		(1,355)	(1,175)

4,407	Gross profit		2,363	2,082
(1,109)	Selling and distribution costs		(606)	(509)
(1,627)	Administration and other expenses		(827)	(770)
37	Share of results of joint ventures		19	20

1,708	Operating profit		949	823

8	Finance income		2	7
(203)	Finance costs		(96)	(97)

(195)	Net finance costs		(94)	(90)

(40)	Disposals and other non-operating items		19	—

1,473	Profit before tax		874	733
(374)	Current tax		(207)	(198)
70	Deferred tax		26	25

(304)	Tax expense		(181)	(173)

1,169	Net profit for the period		693	560

	Attributable to:
1,161	Parent companies’ shareholders		691	558
8	Non-controlling interests		2	2

1,169	Net profit for the period		693	560

Earnings per share			£
Year ended 31 December			Six months ended 30 June
2016			2017	2016
	Basic earnings per share
56.3p	RELX PLC	3	34.0p	26.9p
56.3p	RELX NV	3	34.0p	26.9p

	Diluted earnings per share
55.8p	RELX PLC	3	33.8p	26.6p
55.8p	RELX NV	3	33.8p	26.6p

Summary financial information is presented in euros and US dollars on pages 30 and 31 respectively.

RELX Group 2017 I Interim Results 18

Condensed consolidated financial information

Condensed consolidated statement of comprehensive income

			£
Year ended 31 December			Six months ended 30 June
2016 £m		Note	2017 £m	2016 £m
1,169	Net profit for the period		693	560

	Items that will not be reclassified to profit or loss:
(262)	Actuarial gains/(losses) on defined benefit pension schemes	6	47	(220)
45	Tax on items that will not be reclassified to profit or loss		(15)	44

(217)	Total items that will not be reclassified to profit or loss		32	(176)

	Items that may be reclassified subsequently to profit or loss:
670	Exchange differences on translation of foreign operations		(285)	370
(165)	Fair value movements on cash flow hedges		83	(88)
46	Transfer to net profit from cash flow hedge reserve		(2)	—
19	Tax on items that may be reclassified to profit or loss		(15)	17

570	Total items that may be reclassified to profit or loss		(219)	299

353	Other comprehensive (loss)/income for the period		(187)	123

1,522	Total comprehensive income for the period		506	683

	Attributable to:
1,514	Parent companies’ shareholders		504	681
8	Non-controlling interests		2	2

1,522	Total comprehensive income for the period		506	683

RELX Group 2017 I Interim Results 19

Condensed consolidated financial information

Condensed consolidated statement of cash flows

			£
Year ended 31 December			Six months ended 30 June
2016 £m		Note	2017 £m	2016 £m
	Cash flows from operating activities
2,236	Cash generated from operations	5	1,164	1,001
(160)	Interest paid		(82)	(59)
8	Interest received		2	5
(402)	Tax paid (net)		(210)	(233)

1,682	Net cash from operating activities		874	714

	Cash flows from investing activities
(361)	Acquisitions		(18)	(44)
(51)	Purchases of property, plant and equipment		(19)	(14)
(282)	Expenditure on internally developed intangible assets		(154)	(139)
(6)	Purchase of investments		(8)	(3)
1	Proceeds from disposals of property, plant and equipment		—	—
18	Gross proceeds from business disposals		25	10
(31)	Payments on business disposals		(24)	(16)
44	Dividends received from joint ventures		26	29

(668)	Net cash used in investing activities		(172)	(177)

	Cash flows from financing activities
(683)	Dividends paid to shareholders of the parent companies		(523)	(464)
(9)	Distributions to non-controlling interests		(5)	(3)
271	(Decrease)/increase in short term bank loans, overdrafts and commercial paper		(181)	(80)
603	Issuance of term debt		858	576
(474)	Repayment of term debt		(345)	—
(7)	Repayment of finance leases		(3)	(4)
(700)	Repurchase of ordinary shares		(500)	(502)
(29)	Purchase of shares by the Employee Benefit Trust		(21)	(21)
23	Proceeds on issue of ordinary shares		21	12

(1,005)	Net cash used in financing activities		(699)	(486)

9	Increase in cash and cash equivalents	5	3	51

	Movement in cash and cash equivalents
122	At start of period		162	122
9	Increase in cash and cash equivalents		3	51
31	Exchange translation differences		(5)	38

162	At end of period		160	211

RELX Group 2017 I Interim Results 20

Condensed consolidated financial information

Condensed consolidated statement of financial position

As at			£
31 December			As at 30 June
2016 £m		Note	2017 £m	2016 £m
	Non-current assets
6,392	Goodwill		6,093	5,819
3,604	Intangible assets		3,349	3,372
102	Investments in joint ventures		96	103
137	Other investments		139	156
242	Property, plant and equipment		219	231
444	Deferred tax assets		378	421
—	Net pension assets	6	16	—
49	Derivative financial instruments		48	63

10,970			10,338	10,165

	Current assets
209	Inventories and pre-publication costs		202	188
1,956	Trade and other receivables		1,568	1,478
20	Derivative financial instruments		17	13
162	Cash and cash equivalents		160	211

2,347			1,947	1,890

6	Assets held for sale		60	19

13,323	Total assets		12,345	12,074

	Current liabilities
3,425	Trade and other payables		2,907	2,730
85	Derivative financial instruments		46	85
1,159	Borrowings	5	690	874
612	Taxation		580	584
23	Provisions	7	20	25

5,304			4,243	4,298

	Non-current liabilities
110	Derivative financial instruments		39	66
3,684	Borrowings	5	4,506	3,944
1,137	Deferred tax liabilities		1,024	1,052
636	Net pension obligations	6	538	601
89	Provisions	7	76	95

5,656			6,183	5,758

5	Liabilities associated with assets held for sale		3	9

10,965	Total liabilities		10,429	10,065

2,358	Net assets		1,916	2,009

	Capital and reserves
226	Share capital	8	228	231
3,003	Share premium	8	3,070	2,953
(1,471)	Shares held in treasury	8	(1,918)	(1,879)
727	Translation reserve		417	464
(165)	Other reserves		85	203

2,320	Shareholders’ equity		1,882	1,972
38	Non-controlling interests		34	37

2,358	Total equity		1,916	2,009

Approved by the Boards of RELX PLC and RELX NV, 26 July 2017.

RELX Group 2017 I Interim Results 21

Condensed consolidated financial information

Condensed consolidated statement of changes in equity

								£
	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Shareholders’ equity £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2017		226	3,003	(1,471)	727	(165)	2,320	38	2,358
Total comprehensive income for the period		—	—	—	(285)	789	504	2	506
Dividends paid	4	—	—	—	—	(523)	(523)	(5)	(528)
Issue of ordinary shares, net of expenses		—	21	—	—	—	21	—	21
Repurchase of ordinary shares		—	—	(460)	—	—	(460)	—	(460)
Increase in share based remuneration reserve (net of tax)		—	—	—	—	20	20	—	20
Settlement of share awards		—	—	37	—	(37)	—	—	—
Exchange differences on translation of capital and reserves		2	46	(24)	(25)	1	—	(1)	(1)

Balance at 30 June 2017		228	3,070	(1,918)	417	85	1,882	34	1,916

Balance at 1 January 2016		224	2,748	(1,393)	224	341	2,144	34	2,178
Total comprehensive income for the period		—	—	—	370	311	681	2	683
Dividends paid	4	—	—	—	—	(464)	(464)	(3)	(467)
Issue of ordinary shares, net of expenses		—	12	—	—	—	12	—	12
Repurchase of ordinary shares		—	—	(420)	—	—	(420)	—	(420)
Increase in share based remuneration reserve (net of tax)		—	—	—	—	19	19	—	19
Settlement of share awards		—	—	39	—	(39)	—	—	—
Exchange differences on translation of capital and reserves		7	193	(105)	(130)	35	—	4	4

Balance at 30 June 2016		231	2,953	(1,879)	464	203	1,972	37	2,009

Balance at 1 January 2016		224	2,748	(1,393)	224	341	2,144	34	2,178
Total comprehensive income for the period		—	—	—	670	844	1,514	8	1,522
Dividends paid	4	—	—	—	—	(683)	(683)	(9)	(692)
Issue of ordinary shares, net of expenses		—	23	—	—	—	23	—	23
Repurchase of ordinary shares		—	—	(722)	—	—	(722)	—	(722)
Cancellation of shares		(6)	—	713	—	(707)	—	—	—
Increase in share based remuneration reserve (net of tax)		—	—	—	—	44	44	—	44
Settlement of share awards		—	—	39	—	(39)	—	—	—
Exchange differences on translation of capital and reserves		8	232	(108)	(167)	35	—	5	5

Balance at 31 December 2016		226	3,003	(1,471)	727	(165)	2,320	38	2,358

RELX Group 2017 I Interim Results 22

Notes to the condensed consolidated financial information

1	Basis of preparation

RELX PLC and RELX NV are separate, publicly-held entities. RELX PLC’s ordinary shares are listed in London and, through a depositary receipt, in New York, and RELX NV’s ordinary shares are listed in Amsterdam and, through a depositary receipt, in New York. RELX PLC and RELX NV jointly own RELX Group plc, which holds all the Group’s operating businesses and financing activities. RELX PLC, RELX NV, RELX Group plc and its subsidiaries, joint ventures and associates are together known as “the Group”.

The Governing Agreement determines the equalisation ratio between RELX PLC and RELX NV shares. One RELX PLC ordinary share confers an equivalent economic interest to one RELX NV ordinary share.

As a result of these arrangements, all shareholders can be regarded as having interests in a single economic entity. Consequently, the Directors have concluded that the Group forms a single reporting entity for the presentation of consolidated financial information. Accordingly, the Group consolidated financial information represents the interests of both sets of shareholders and is presented by both RELX PLC and RELX NV as their respective consolidated financial information.

The condensed consolidated financial information for the six months ended 30 June 2017 and the comparative amounts to 30 June 2016 are unaudited but have been reviewed. The financial information for the year ended 31 December 2016 has been abridged from the RELX Group Annual Reports and Financial Statements 2016, which have been filed with the UK Registrar of Companies and the Netherlands Authority for the Financial Markets, for which unqualified audit reports were given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting and the accounting policies of RELX PLC and RELX NV. These accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. The accounting policies, including valuation techniques applied to fair value measurement, are the same as those set out within the relevant notes on pages 119 to 167 of the RELX Group Annual Reports and Financial Statements 2016. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC and RELX NV, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the six months ended 30 June 2017.

Standards, amendments and interpretations not yet effective

New accounting standards and amendments and their expected impact on the future accounting policies and reporting of the Group are set out below.

IFRS 9 – Financial Instruments (effective for the 2018 financial year). The standard replaces the existing classification and measurement requirements in IAS 39 – Financial Instruments: Recognition and Measurement. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets and liabilities in the consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers (effective for the 2018 financial year). The new standard provides a single point of reference for revenue recognition, including guidance in relation to identification of the contract and licensing arrangements. Based on management’s assessment of the standard and current contracts in place, the adoption of IFRS 15 is not expected to have a material impact on full year revenue or revenue growth rates.

RELX Group 2017 I Interim Results 23

Notes to the condensed consolidated financial information

1	Basis of preparation (continued)

IFRS 16 – Leases (effective for the 2019 financial year with earlier adoption permitted). Based on the 2016 reported results the impact of adopting IFRS 16 is not expected to have a material impact on profit before tax, with a higher operating profit being offset by higher finance costs. Additional lease liabilities of approximately £400m would have been recognised, together with approximately £350m of right of use and finance lease receivable assets. Given that operating lease commitments are already taken into account in calculating adjusted leverage, there will be no material impact on adjusted leverage. The Group’s results announcement for 2017 will include further details on the impact of the adoption of IFRS 16.

Additionally, a number of amendments and interpretations have been issued which are not expected to have any significant impact on the Group’s accounting policies and reporting.

2	Segment analysis

RELX Group is a global provider of information and analytics for professional and business customers across industries. We operate in four major market segments: Scientific, Technical & Medical, providing information and analytical solutions to help customers advance science and improve healthcare outcomes; Risk & Business Analytics, providing solutions and decision tools that enable customers to evaluate and manage risk and develop market intelligence; Legal, providing information and analytics to professionals in legal, corporate, government and non-profit organisations; and Exhibitions, organising exhibitions and conferences.

The Group’s reported segments are based on the internal reporting structure and financial information provided to the Boards.

Adjusted operating profit is the key segmental profit measure used by the Group in assessing performance. Adjusted operating profit is reconciled to operating profit on page 29.

Revenue

		£
Year ended 31 December		Six months ended 30 June
2016 £m		2017 £m	2016 £m
	Business segment
2,320	Scientific, Technical & Medical	1,171	1,056
1,906	Risk & Business Analytics	1,074	898
1,622	Legal	845	754
1,047	Exhibitions	628	549

6,895	Total	3,718	3,257

	Geographical market
3,778	North America	2,076	1,799
504	United Kingdom	268	248
118	The Netherlands	48	60
1,091	Rest of Europe	527	514
1,404	Rest of world	799	636

6,895	Total	3,718	3,257

RELX Group 2017 I Interim Results 24

Notes to the condensed consolidated financial information

2	Segment analysis (continued)

Adjusted operating profit

		£
Year ended 31 December		Six months ended 30 June
2016 £m		2017 £m	2016 £m
	Business segment
853	Scientific, Technical & Medical	414	374
686	Risk & Business Analytics	394	327
311	Legal	150	131
269	Exhibitions	203	178

2,119	Subtotal	1,161	1,010

(5)	Corporate costs	(7)	(7)

2,114	Total	1,154	1,003

3	Earnings per share

Earnings per share is calculated by taking the reported net profit attributable to shareholders and dividing this by the total weighted average number of shares.

Earnings per share

Year ended				Six months ended 30 June
31 December 2016				2017			2016
Net profit attributable to parent companies’ shareholders £m	Weighted average number of shares (millions)	EPS (pence)		Net profit attributable to parent companies’ shareholders £m	Weighted average number of shares (millions)	EPS (pence)	Net profit attributable to parent companies’ shareholders £m	Weighted average number of shares (millions)	EPS (pence)
1,161	2,062.3	56.3p	Basic earnings per share for RELX PLC and RELX NV (pence)	691	2,030.1	34.0p	558	2,075.9	26.9p
1,161	2,079.8	55.8p	Diluted earnings per share for RELX PLC and RELX NV (pence)	691	2,047.0	33.8p	558	2,094.1	26.6p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

Adjusted earnings per share

Year ended				Six months ended 30 June
31 December 2016				2017			2016
Adjusted net profit attributable to parent companies’ shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)		Adjusted net profit attributable to parent companies’ shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to parent companies’ shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)
1,488	2,062.3	72.2p	Adjusted earnings per share for RELX PLC and RELX NV (pence)	823	2,030.1	40.5p	705	2,075.9	34.0p

Adjusted net profit is reconciled to net profit on page 29.

RELX Group 2017 I Interim Results 25

Notes to the condensed consolidated financial information

4	Dividends

Dividends declared and paid in the period

RELX PLC

During the six months ended 30 June 2017, the 2016 final dividend of 25.70p per ordinary share was paid, totalling £275m based on the number of ordinary shares in issue at the ex-dividend date (2016: 2015 final dividend 22.3p per ordinary share; £244m). On 26 July 2017 an interim dividend of 11.70p per ordinary share (2016: 2016 interim dividend 10.25p per ordinary share) was declared by the directors of RELX PLC. The expected cost of this dividend is £125m (2016 interim: £111m) and will be recognised when paid.

RELX NV

During the six months ended 30 June 2017, the 2016 final dividend of €0.301 per ordinary share was paid, totalling €287m/£248m based on the number of ordinary shares in issue at the ex-dividend date (2016: 2015 final dividend €0.288 per ordinary share; €281m/£220m). On 26 July 2017 an interim dividend of €0.132 per ordinary share (2016: 2016 interim dividend €0.122 per ordinary share) was declared by the directors of RELX NV. The expected cost of this dividend is €125m/£111m (2016 interim: €118m/£92m) and will be recognised when paid.

5	Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

		£
Year ended 31 December		Six months ended 30 June
2016 £m		2017 £m	2016 £m
1,708	Operating profit	949	823

(37)	Share of results of joint ventures	(19)	(20)

342	Amortisation of acquired intangible assets	180	156
189	Amortisation of internally developed intangible assets	103	85
68	Depreciation of property, plant and equipment	36	32
38	Share based remuneration	20	18

637	Total non-cash items	339	291

(72)	Increase in working capital	(105)	(93)

2,236	Cash generated from operations	1,164	1,001

RELX Group 2017 I Interim Results 26

Notes to the condensed consolidated financial information

5	Condensed consolidated statement of cash flows (continued)

Reconciliation of net borrowings

Year ended 31 December		£ Six months ended 30 June
2016 £m		Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2017 £m	2016 £m
(3,782)	At start of period	162	(4,843)	(19)	(4,700)	(3,782)
9	Increase in cash and cash equivalents	3	—	—	3	51
(393)	Increase in borrowings	—	(321)	(8)	(329)	(492)

(384)	Changes in net borrowings resulting from cash flows	3	(321)	(8)	(326)	(441)

(3)	Inception of finance leases	—	(2)	—	(2)	(1)
(22)	Fair value and other adjustments to borrowings and related derivatives	—	(49)	41	(8)	(17)
(509)	Exchange translation differences	(5)	19	2	16	(331)

(4,700)	At end of period	160	(5,196)	16	(5,020)	(4,572)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, derivative financial instruments that are used to hedge certain borrowings and adjustments in respect of cash collateral received/paid. The Group monitors net borrowings as part of capital and liquidity management.

Borrowings by year of repayment

As at		£
31 December		As at 30 June
2016 £m		2017 £m	2016 £m
1,159	Within 1 year	690	874

223	Within 1 to 2 years	530	392
703	Within 2 to 3 years	364	589
498	Within 3 to 4 years	942	298
—	Within 4 to 5 years	35	491
2,260	After 5 years	2,635	2,174

3,684	After 1 year	4,506	3,944

4,843	Total	5,196	4,818

Short-term bank loans, overdrafts and commercial paper were backed up at 30 June 2017 by a $2,000m (£1,538m) committed bank facility maturing in July 2020, which was undrawn.

The total fair value of gross borrowings as at 30 June 2017 was £5,566m (2016: £5,317m).

RELX Group 2017 I Interim Results 27

Notes to the condensed consolidated financial information

6	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

Year ended 31 December		£ Six months ended 30 June
2016 £m		2017 £m	2016 £m
(384)	At start of period	(636)	(384)
(41)	Service cost	(24)	(23)
(14)	Net interest on net defined benefit obligation	(7)	(7)
5	Settlements and past service credits	42	—
85	Contributions by employer	52	47
(262)	Actuarial gains/(losses)	47	(220)
(25)	Exchange translation differences	4	(14)

(636)	At end of period	(522)	(601)

The net pension deficit comprises:

As at 31 December		£ As at 30 June
2016 £m		2017 £m	2016 £m
4,367	Fair value of scheme assets	4,460	4,154
(4,760)	Defined benefit obligations of funded schemes	(4,744)	(4,525)

(393)	Net deficit of funded schemes	(284)	(371)
(243)	Defined benefit obligations of unfunded schemes	(238)	(230)

(636)	Net deficit	(522)	(601)

Which is split between net pension obligations and net pension assets as follows:

As at 31 December		£ As at 30 June
2016 £m		2017 £m	2016 £m
—	Net pension asset	16	—
(636)	Net pension obligations	(538)	(601)

(636)	Overall net pension obligation	(522)	(601)

7	Provisions

The Group has exposures to sub-lease shortfalls in respect of certain property leases for periods up to 2024. Provisions are recognised for net liabilities expected to arise on these exposures. The amount recognised in the statement of financial position in respect of provisions at the start and end of the period, the movements during the period and the split of current and non-current are as follows:

		£
Year ended 31 December		Six months ended 30 June
2016 £m		2017 £m	2016 £m
(121)	At start of period	(112)	(121)
24	Utilised	12	10
(15)	Exchange translation differences	4	(9)

(112)	At end of period	(96)	(120)

RELX Group 2017 I Interim Results 28

Notes to the condensed consolidated financial information

7	Provisions (continued)

		£
Year ended 31 December		As at 30 June
2016 £m		2017 £m	2016 £m
(23)	Current	(20)	(25)
(89)	Non-current	(76)	(95)

(112)	Total	(96)	(120)

8	Share capital

Year ended 31 December		Six months ended 30 June
2016		2017			2016
Shares in issue net of treasury shares (millions)		Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
RELX PLC	Number of ordinary shares
1,106.6	At start of period	1,144.1	(63.6)	1,080.5	1,106.6
1.9	Issue of ordinary shares	1.1	—	1.1	1.1
(29.2)	Repurchase of ordinary shares	—	(16.8)	(16.8)	(21.9)
1.2	Net release of shares by the Employee Benefit Trust	—	1.2	1.2	1.5

1,080.5	At end of period	1,145.2	(79.2)	1,066.0	1,087.3

RELX NV	Number of ordinary shares
985.3	At start of period	1,019.9	(57.7)	962.2	985.3
1.7	Issue of ordinary shares	1.6	—	1.6	1.0
(26.1)	Repurchase of ordinary shares	—	(15.8)	(15.8)	(19.8)
1.3	Net release of shares by the Employee Benefit Trust	—	1.2	1.2	1.6

962.2	At end of period	1,021.5	(72.3)	949.2	968.1

2,042.7	At end of period - RELX PLC and RELX NV	2,166.7	(151.5)	2,015.2	2,055.4

9	Related party transactions

There have been no material related party transactions in the six months ended 30 June 2017.

10	Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

Year ended 31 December 2016			Income statement		Statement of financial position
Income statement	Statement of financial position		30 June 2017	30 June 2016	30 June 2017	30 June 2016
1.22	1.17	Euro to sterling	1.16	1.28	1.14	1.20
1.36	1.23	US dollars to sterling	1.26	1.43	1.30	1.33

RELX Group 2017 I Interim Results 29

Reconciliation of additional performance measures

Please see page 12 for further information on additional performance measures used. Additional performance measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

A reconciliation of additional performance measures to relevant GAAP measures is as follows:

Year ended 31 December		£ Six months ended 30 June
2016 £m		2017 £m	2016 £m
1,708	Operating profit	949	823
	Adjustments:
346	Amortisation of acquired intangible assets	181	159
51	Acquisition-related costs	18	16
10	Reclassification of tax in joint ventures	6	5
(1)	Reclassification of finance income in joint ventures	—	—
2,114	Adjusted operating profit	1,154	1,003
1,473	Profit before tax	874	733
	Adjustments:
346	Amortisation of acquired intangible assets	181	159
51	Acquisition-related costs	18	16
10	Reclassification of tax in joint ventures	6	5
14	Net interest on net defined benefit pension obligation	7	7
40	Disposals and other non-operating items	(19)	—
1,934	Adjusted profit before tax	1,067	920
(304)	Tax charge	(181)	(173)
	Adjustments:
18	Deferred tax movements on goodwill and acquired intangible assets	12	13
(13)	Tax on acquisition-related costs	(5)	(5)
(10)	Reclassification of tax in joint ventures	(6)	(5)
(4)	Tax on net interest on net defined benefit pension obligation	(2)	(2)
(34)	Tax on disposals and other non-operating items	2	—
(91)	Other deferred tax credits from intangible assets*	(62)	(41)
(438)	Adjusted tax charge	(242)	(213)
1,161	Net profit attributable to parent companies’ shareholders	691	558
	Adjustments (post tax):
364	Amortisation of acquired intangible assets	193	172
38	Acquisition-related costs	13	11
10	Net interest on net defined benefit pension obligation	5	5
6	Disposals and other non-operating items	(17)	—
(91)	Other deferred tax credits from intangible assets*	(62)	(41)
1,488	Adjusted net profit attributable to parent companies’ shareholders	823	705
2,236	Cash generated from operations	1,164	1,001
	Adjustments:
44	Dividends received from joint ventures	26	29
(51)	Purchases of property, plant and equipment	(19)	(14)
1	Proceeds on disposals of property, plant and equipment	—	—
(282)	Expenditure on internally developed intangible assets	(154)	(139)
68	Payments in relation to acquisition-related costs/other	18	15
2,016	Adjusted cash flow	1,035	892

*	Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation

RELX Group 2017 I Interim Results 30

Summary financial information in euros

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 10 to the condensed consolidated financial information.

Condensed consolidated income statement

		€
Year ended 31 December		Six months ended 30 June
2016 €m		2017 €m	2016 €m
8,412	Revenue	4,313	4,169
2,084	Operating profit	1,101	1,053
1,797	Profit before tax	1,014	938
1,416	Net profit attributable to parent companies’ shareholders	802	714

2,579	Adjusted operating profit	1,339	1,284
2,359	Adjusted profit before tax	1,238	1,178
1,815	Adjusted net profit attributable to parent companies’ shareholders	955	902

€	Basic earnings per share	€	€
€0.687	RELX PLC	€0.395	€0.344
€0.687	RELX NV	€0.395	€0.344

€0.880	Adjusted earnings per share	€0.470	€0.435

Condensed consolidated statement of cash flows

		€
Year ended 31 December		Six months ended 30 June
2016 €m		2017 €m	2016 €m
2,052	Net cash from operating activities	1,014	914
(815)	Net cash used in investing activities	(200)	(227)
(1,226)	Net cash used in financing activities	(811)	(622)

11	Increase in cash and cash equivalents	3	65

2,460	Adjusted cash flow	1,201	1,142

Condensed consolidated statement of financial position

As at 31 December		€ As at 30 June
2016 €m		2017 €m	2016 €m
12,835	Non-current assets	11,785	12,198
2,746	Current assets	2,220	2,268
7	Assets held for sale	68	23

15,588	Total assets	14,073	14,489

6,206	Current liabilities	4,837	5,157
6,617	Non-current liabilities	7,049	6,910
6	Liabilities associated with assets held for sale	3	11

12,829	Total liabilities	11,889	12,078

2,759	Net assets	2,184	2,411

RELX Group 2017 I Interim Results 31

Summary financial information in US dollars

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 10 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

		$
Year ended 31 December		Six months ended 30 June
2016 US$m		2017 US$m	2016 US$m
9,377	Revenue	4,685	4,658
2,323	Operating profit	1,196	1,177
2,003	Profit before tax	1,101	1,048
1,579	Net profit attributable to parent companies’ shareholders	871	798

2,875	Adjusted operating profit	1,454	1,434
2,630	Adjusted profit before tax	1,344	1,316
2,024	Adjusted net profit attributable to parent companies’ shareholders	1,037	1,008

US$	Basic earnings per American Depositary Share (ADS)	US$	US$
$0.766	RELX PLC (Each ADS comprises one ordinary share)	$0.429	$0.384
$0.766	RELX NV (Each ADS comprises one ordinary share)	$0.429	$0.384

$0.982	Adjusted earnings per American Depositary Share (ADS)	$0.511	$0.486

Condensed consolidated statement of cash flows

		$
Year ended 31 December		Six months ended 30 June
2016 US$m		2017 US$m	2016 US$m
2,287	Net cash from operating activities	1,101	1,021
(908)	Net cash used in investing activities	(216)	(253)
(1,367)	Net cash used in financing activities	(881)	(695)

12	Increase in cash and cash equivalents	4	73

2,742	Adjusted cash flow	1,304	1,276

Condensed consolidated statement of financial position

As at		$
31 December		As at 30 June
2016 US$m		2017 US$m	2016 US$m
13,493	Non-current assets	13,440	13,519
2,887	Current assets	2,531	2,514
7	Assets held for sale	78	25

16,387	Total assets	16,049	16,058

6,524	Current liabilities	5,516	5,716
6,957	Non-current liabilities	8,038	7,658
6	Liabilities associated with assets held for sale	4	12

13,487	Total liabilities	13,558	13,386

2,900	Net assets	2,491	2,672

RELX Group 2017 I Interim Results 32

Independent review report to RELX PLC and RELX NV

Introduction

We have been engaged by the Boards of RELX PLC and RELX NV (“the Company”) to review the condensed consolidated financial information of RELX Group in the half-yearly financial report for the six months ended 30 June 2017 which comprises the condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated statement of cash flows, condensed consolidated statement of financial position, condensed consolidated statement of changes in equity and the related explanatory notes 1 to 10. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board (“ISRE (UKI) 2410”), International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” as issued by the IAASB ( “ISRE 2410”) and Dutch Law including standard 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors of RELX PLC and RELX NV (the “directors”). The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in the group accounting policies, the annual financial statements of RELX Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial information in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with ISRE (UKI) 2410, ISRE 2410 and Dutch Law including standard 2410. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) or Dutch Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial information in the half-yearly financial report of RELX Group for the six months ended 30 June 2017 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP	Ernst & Young Accountants LLP
London	Guus van Eimeren
26 July 2017	Amsterdam
26 July 2017

RELX Group 2017 I Interim Results 33

Directors’ responsibility statement

The directors confirm that to the best of their knowledge the condensed consolidated financial information, which has been prepared in accordance with IAS34 Interim Financial Reporting as adopted by the European Union, gives a true and fair view of the assets, liabilities, financial position and profit of RELX Group, and that the interim management report herein includes a fair review of the information required by the United Kingdom Disclosure and Transparency Rules 4.2.7R and 4.2.8R and by section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

At the date of this statement, the directors of RELX PLC and RELX NV are those listed in the RELX Annual Reports and Financial Statements 2016.

By order of the Board of RELX PLC 26 July 2017	By order of the Board of RELX NV 26 July 2017

A J Habgood	N L Luff	A J Habgood	N L Luff
Chairman	Chief Financial Officer	Chairman	Chief Financial Officer

RELX Group 2017 I Interim Results 34

Investor information

Notes for Editors

About RELX Group

RELX Group is a global provider of information and analytics for professional and business customers across industries. The group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom almost half are in North America. RELX PLC is a London listed holding company, which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company, which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £32bn/€36bn/$42bn.

RELX Group 2017 I Interim Results 35

Investor information

Financial calendar

27 July	PLC	Interim results announcement for the six months to 30 June 2017
NV

2 August	PLC	Ex-dividend date – 2017 interim dividend, RELX PLC and RELX NV ADRs
NV

3 August	PLC	Ex-dividend date – 2017 interim dividend, RELX PLC and RELX NV ordinary shares
NV

4 August	PLC	Record date – 2017 interim dividend, RELX PLC and RELX NV ordinary shares and ADRs
NV

25 August	PLC	Payment date – 2017 interim dividend, RELX PLC and RELX NV ordinary shares
NV

30 August	PLC	Payment date – 2017 interim dividend, RELX PLC and RELX NV ADRs
NV

26 October	PLC	Trading Update issued in relation to the nine months to 30 September 2017
NV

Listings

RELX PLC	RELX NV

London Stock Exchange	Euronext Amsterdam
Ordinary shares (REL) – ISIN No. GB00B2B0DG97	Ordinary shares (REN) – ISIN No. NL0006144495

New York Stock Exchange	New York Stock Exchange
American Depositary Shares (RELX) – CUSIP No. 759530108	American Depositary Shares (RENX) – CUSIP No. 75955B102
Each ADR represents one ordinary share	Each ADR represents one ordinary share

RELX Group 2017 I Interim Results 36

Investor information

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom Tel: +44 (0)20 7166 5500 Fax: +44 (0)20 7166 5799	RELX NV Radarweg 29 1043 NX Amsterdam The Netherlands Tel: +31 (0)20 485 2222 Fax: +31 (0)20 485 2032

Auditors Ernst & Young LLP 1 More London Place London SE1 2AF United Kingdom	Ernst & Young Accountants LLP Antonio Vivaldistraat 150 1083 HP Amsterdam The Netherlands

Registrar Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom www.shareview.co.uk Tel: 0371 384 2960 Tel: +44 121 415 7047 (non-UK callers)	Corporate broker ABN AMRO Bank NV Gustav Mahlerlaan 10 1082 PP Amsterdam The Netherlands www.securitiesinfo.nl

RELX PLC and RELX NV ADR Depositary

Citibank Shareholder Services

PO Box 43077

Providence, Rhode Island 02940-3077

USA

www.citi.com/dr

email: citibank@shareholders-online.com

Tel: +1 877 248 4327 (toll free)

Tel: +1 781 575 4555 (outside US)

For further investor information visit:

www.relx.com

This announcement is available on the RELX website. Copies are available to the public from the registered offices of the respective RELX companies shown above.